October 19, 2009

Ajay Kodori
Attorney Advisor
United States
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Global Risk Management & Investigative Solutions Form 10-K for the Fiscal Year Ended December 31, 2008 Filed April 14, 2009 File No. 333-150954

Dear Mr. Kodori:

Please accept this letter as our written request for an extension of time to file our responses to the Commission’s comment letter dated October 2, 2009 in reference to our Form 10-K for the fiscal year ended December 31, 2008 filed on April 14, 2009, your File No. 333-150954. We respectfully request an extension to respond until October 30, 2009.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/         Kyle Edwards
Kyle Edwards, Chief Executive Officer